July 07, 2011

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Red Hat, Inc.

Form 10-K for Fiscal Year Ended February 28, 2011

Filed April 29, 2011

SEC File No. 001-33162

Dear Mr. Gilmore:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated June 23, 2011. All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the fiscal year ended February 28, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	In light of the at times significantly different net income/loss margins among your geographic business units during the periods presented, please tell us what consideration you made to providing a discussion and analysis based off of your results of operations for each of your geographic business units. Refer to Item 303(a) of Regulation S-K and Section F.1 of SEC Release 33-6835.

Response:

Management does not consider the geographic segment variation in net income/loss margins in evaluating our financial or business performance. The net income/loss margin differentials among geographic business units were driven primarily by inter-company, transfer-pricing transactions that are eliminated upon consolidation. We do not believe these transactions had or are reasonably likely to have a material impact on our consolidated results and are not material to an understanding of our business or financial performance.

For the reasons described above, and because our three geographic operating segments meet the criteria per ASC 280-10-50-11 for aggregating into one reporting segment (that is, similar subscriptions and services are sold to similar type customers via similar distribution

Mr. Patrick Gilmore

July 7, 2011

channels generating similar gross margins) we will exclude such extraneous geographic segment disclosure in future filings.

Results of Operations

Years ended February 28, 2011 and February 28, 2010

Subscription revenue, page 49

2.	We note your disclosure that the increase in subscription revenue is primarily due to increases in volumes sold, including additional subscriptions attributable to geographic expansion, and continuing innovation, which attracts new customers and helps to drive renewals from existing customers. In the Company’s Q4 2011 earnings call management indicates that for the year, the Company renewed 99 out of the top 100 subscriptions up for renewal, with an upsell of well over 120% of the prior-year value. On page 39 of the Company’s May 4, 2011 Analyst Day presentation the company indicates that growth drivers include free to pay subscriptions and upsell. On page 43 of that presentation we also note that investments for further growth includes continued focus on renewals and increased value of subscription. Please tell us the extent to which the company tracks metrics for renewals and upsell or subscription value and how such metrics are evaluated in assessing performance. If these metrics are not tracked in a meaningful manner, describe for us the basis for the company’s assertion that the increase in subscription revenue is primarily due to increases in volume. Refer to Item 303(a) of Regulation S-K and Section III.B SEC Release 33-8350.

Response:

Because our subscriptions entitle subscribers to various levels of support for various technologies over various durations at various price levels, we currently do not track renewals across our entire population of subscribers for the following reasons:

•

Subscriptions are not fungible. We currently offer subscriptions supporting a variety of technologies, for which the pricing, duration and nature of the service and support obligations for our offerings may vary.

•

We do not track subscription metrics with precision. For example, if an existing end-user customer holding 50 active subscriptions places an order for 120 subscriptions at the end of the subscription term, we are not generally in a position to determine the extent to which these 120 subscriptions represent new subscriptions or renewals because the machines on which the software is operated and to which these subscriptions relate are not generally tracked.

Mr. Patrick Gilmore

July 7, 2011

•

Subscription extensions raise additional challenges for the use of subscription metrics. From time to time, customers with active subscriptions (those that have not expired) order new subscriptions and request that the term of the existing subscriptions be extended for varying periods so that the existing and new subscriptions terminate on the same date. In this case, existing subscriptions are effectively “renewed” for partial year extensions.

Rather, we review anecdotal evidence as to the performance of our business by analyzing principally the top 25 deals expected to renew each quarter and the value of each such renewal.

The volume of our subscriptions has grown as a result of sales to new customers, expansion of usage within existing customers (which we refer to as “up-sell”), users of unsupported free open source software buying subscriptions (which we refer to as “free to pay”) and expansion of our channels of distribution, including into new geographies. Product innovation and functionality enhancements are intended to continually add value to our subscriptions and result in additional subscription sales and renewals, without increasing our price.

With respect to our assertion that the increase in revenue is primarily due to an increase in volume, we considered whether such increases were attributable to pricing. Over the past three years, our list prices have not materially changed and discounting practices have been consistent. As a result, we do not believe that prices have been a significant contributor to our growth.

Consolidated Financial Statements

Note 15 – Legal Proceedings, page 93

3.	We note your disclosure on page 94 regarding the pending litigation related to the company’s initial public offering that on April 2, 2009 there was a motion filed for preliminary approval of a settlement agreement to resolve the lawsuit, for which payments called for by the settlement agreement are to be paid by the defendant insurers. Please clarify for us the terms and status of the settlement agreement and the involvement of defendant insurers, including whether the insurers are specifically a party to the proposed settlement agreement. If the insurers are not a party to the preliminary settlement agreement, describe for us how you evaluated the accrual of a contingent liability related to this pending legal matter and your consideration of disclosure with respect to the extent to which you expect insurance recoveries and the uncertainties of such possible recoveries. Refer to paragraphs 50-3 through 50-5 of ASC 450-20-50 and ASC 450-30-25-1.

Mr. Patrick Gilmore

July 7, 2011

Response:

The final settlement agreement was approved by the district court in an opinion dated October 5, 2009, after a fairness hearing on September 10, 2009. The final settlement agreement resolves all of the coordinated IPO cases (including the action against Red Hat). There is no admission of liability or wrongdoing by any of the settling defendants, including Red Hat. The defendant insurers are parties to the settlement arrangements. Payments called for under the settlement agreement by the defendant’s insurers (including our insurers) have been placed into escrow and we have no obligation for payments under the settlement agreement.

4.	As a related matter, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial) that is reasonably possible, or state that such an estimate cannot be made. Please tell us how your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y.

Response:

Based on our assessment of the litigation, including the above-referenced payments into escrow and the status of the proceedings, we believe that the probability of additional loss is remote.

5.	In your disclosure on page 94 regarding the Bedrock Computer Technologies LLC (“Bedrock”) litigation you indicate that an adverse resolution of the counterclaims could have a material adverse effect on the company’s business, financial position and results of operations. Similar to the previous comment, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial) that is reasonably possible, or state that such an estimate cannot be made. Please tell us how your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y.

Response:

We were not able to estimate the probability of loss or range of loss due to the nature and stage of the proceedings at the time of disclosure. We also advise the Staff that since the filing of our Annual Report on Form 10-K, a dialog arose between the plaintiff and the Company as our claim construction hearing approached for the patent-in-suit, during which dialog the litigation was settled for an undisclosed amount that was immaterial to us.

Mr. Patrick Gilmore

July 7, 2011

6.	When referring to the impact of pending legal matters on your business and financial statements you refer to the material adverse effect on your “business, financial position and results of operations.” It is unclear whether you omitted the company’s cash flows for a particular reason. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed future disclosure.

Response:

We will include disclosure about cash flow implications, if material, in future filings, such as:

“An adverse resolution of the matter could have a material adverse effect on the Company’s [include as applicable: results of operations, cash flows and financial position], including its impact on the Company’s ability to continue to commercialize the technologies implicated in the litigation.”

Note 20 – Segment Reporting, page 99

7.	Please tell us how you considered disclosure of revenues by significant product (such as for Red Hat Enterprise Linux, JBoss Middleware Enterprise, and Red Hat Enterprise Virtualization). Refer to ASC 280-10-50-40.

Response:

While we refer to various technologies as different products for marketing purposes, our revenue model is based on selling subscriptions and services. As an open source software company, we do not sell licenses for our technologies. Instead, we sell subscriptions. With respect to ASC 280-10-50-40, all subscriptions are part of a similar group of products which entitle the customer, during the term of their subscription, to 1) access to the source code for Red Hat enterprise technologies and related documentation, 2) receive maintenance updates and patches on a when and if available basis, 3) access to upgrades on a when and if available basis and 4) obtain technical support.

We acknowledge that:

•	we are responsible for the adequacy and and accuracy of the disclosure in our filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Patrick Gilmore

July 7, 2011

•	we may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4441 to arrange such a call.

Sincerely,

/s/ Charles E. Peters, Jr.
Charles E. Peters, Jr.
EVP & Chief Financial Officer
Red Hat, Inc.

cc:	Joyce Sweeney

Staff Accountant